China Sky One Medical, Inc.

Room 1706, No. 30 Di Wang Building, Gan Shui Road,

Nandang District, Harbin, People’s Republic of China 150001

September 25, 2007

VIA FACSIMILE AND U.S. MAIL

Joshua Thomas, Staff Accountant

Division of Corporation Finance

Office of Emerging Growth Companies

US Securities and Exchange Commission

100 F Street, North East

Washington, D.C.  20549

Re:      China Sky One Medical, Inc.

Item 4.02 Form 8-K

Filed September 18, 2007

File No. 0-26059

Comment Letter dated September 19, 2007

Dear Mr. Thomas:

This will respond to the above-referenced comment letter regarding the Form 8-K filing by China Sky One Medical, Inc. (the “Company”).  Please be advised that the Company acknowledges the following:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Yan-Qing

Dr. Liu Yan-Qing, President and CEO

China Sky One Medical, Inc.